UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2012

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2012

ITEM 1—FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31,
	2012	2011
	$	$
REVENUES	495,564	488,024

OPERATING EXPENSES
Voyage expenses	38,637	45,126
Vessel operating expenses (note 15)	167,201	161,577
Time-charter hire expense	43,979	63,031
Depreciation and amortization	114,614	105,038
General and administrative (notes 9 and 15)	53,373	70,218
(Gain) on sale of vessels and equipment and asset impairments (note 7)	(197)	3,593
Restructuring charges (note 12)	—	4,961

Total operating expenses	417,607	453,544

Income from vessel operations	77,957	34,480

OTHER ITEMS
Interest expense	(42,300)	(32,794)
Interest income	2,046	2,465
Realized and unrealized gain on non-designated derivative instruments (note 15)	4,815	23,257
Equity income	17,644	6,394
Foreign exchange loss (notes 8 and 15)	(15,824)	(20,340)
Other income (note 13)	2,343	94

Net income before income taxes	46,681	13,556
Income tax recovery (expense) (note 16)	3,568	(811)

Net income	50,249	12,745
Less: Net income attributable to non-controlling interests	(49,183)	(42,402)

Net income (loss) attributable to stockholders of Teekay Corporation	1,066	(29,657)

Per common share of Teekay Corporation (note 17)
• Basic earnings (loss) attributable to stockholders of Teekay Corporation	0.02	(0.41)
• Diluted earnings (loss) attributable to stockholders of Teekay Corporation	0.02	(0.41)
• Cash dividends declared	0.3163	0.3163
Weighted average number of common shares outstanding (note 17)
• Basic	68,855,860	71,946,997
• Diluted	70,146,586	71,946,997

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011
	$	$
Net income	50,249	12,745

Other comprehensive (loss) income:
Unrealized (loss) gain on marketable securities	(232)	1,468
Realized loss on marketable securities	420	—
Pension adjustments, net of taxes	(2,361)	192
Unrealized gain on qualifying cash flow hedging instruments	2,821	5,498
Realized gain on qualifying cash flow hedging instruments	(1,003)	(985)
Foreign exchange loss on currency translation	(760)	—

Other comprehensive (loss) income	(1,115)	6,173

Comprehensive income	49,134	18,918
Less: Comprehensive income attributable to non-controlling interests	(49,725)	(43,530)

Comprehensive loss attributable to stockholders of Teekay Corporation	(591)	(24,612)

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share amounts)

	As at	As at
	March 31, 2012	December 31, 2011
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	712,288	692,127
Restricted cash	104,688	4,370
Accounts receivable, including non-trade of $33,073 (2011—$38,120) and related party balance of $7,587 (2011—$3,487)	331,720	359,758
Vessels held for sale	19,000	19,000
Net investment in direct financing leases (note 5)	20,128	23,171
Prepaid expenses	92,435	82,927
Current portion of loans to equity accounted investees	80,000	50,000
Current portion of derivative assets (note 15)	25,906	24,712
Other current assets	2,915	2,672

Total current assets	1,389,080	1,258,737

Restricted cash—non-current	526,901	495,784

Vessels and equipment (notes 7 and 8)
At cost, less accumulated depreciation of $2,417,268 (2011—$2,375,604)	6,602,934	6,678,899
Vessels under capital leases, at cost, less accumulated amortization of $171,385 (2011 – $163,939)	676,255	681,554
Advances on newbuilding contracts (note 10a)	316,176	507,908

Total vessels and equipment	7,595,365	7,868,361

Net investment in direct financing leases—non-current (note 5)	433,350	436,737
Marketable securities	6,487	7,782
Loans to equity accounted investees and joint venture partners, bearing interest between 4.4% to 8.0%	43,927	35,248
Derivative assets (note 15)	121,659	140,557
Deferred income tax asset (note 16)	23,991	22,316
Equity accounted investments (notes 4 and 10b)	424,269	252,637
Investment in term loans	187,091	186,844
Other non-current assets	117,493	119,093
Intangible assets – net	132,494	136,742
Goodwill	166,539	166,539

Total assets	11,168,646	11,127,377

LIABILITIES AND EQUITY
Current
Accounts payable	52,882	93,065
Accrued liabilities	329,587	394,586
Current portion of derivative liabilities (note 15)	117,420	117,337
Current portion of long-term debt (note 8)	414,076	401,376
Current obligation under capital leases	173,140	47,203
Current portion of in-process revenue contracts	71,813	73,344

Total current liabilities	1,158,918	1,126,911

Long-term debt, including amounts due to joint venture partners of $13,282 (2011—$13,282) (note 8)	5,192,380	5,042,997
Long-term obligation under capital leases	471,566	599,844
Derivative liabilities (note 15)	502,983	569,542
Asset retirement obligation	22,211	21,150
In-process revenue contracts	219,050	235,296
Other long-term liabilities	198,165	199,836

Total liabilities	7,765,273	7,795,576

Commitments and contingencies (notes 5, 10 and 15)

Redeemable non-controlling interest (note 10e)	37,805	38,307

Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 69,178,935 shares outstanding (2011 — 68,732,341); 74,335,466 shares issued (2011—74,391,691)) (note 9)	666,099	660,917
Retained earnings	757,757	792,682
Non-controlling interest	1,967,272	1,863,798
Accumulated other comprehensive loss (note 14)	(25,560)	(23,903)

Total equity	3,365,568	3,293,494

Total liabilities and equity	11,168,646	11,127,377

Consolidation of variable interest entities (note 4a)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	50,249	12,745
Non-cash items:
Depreciation and amortization	114,614	105,038
Amortization of in-process revenue contracts	(17,777)	(10,867)
Gain on sale of vessels and equipment and other assets	(2,414)	193
Loss on sale of marketable securities	420	—
Write-down of vessels and equipment	—	3,400
Equity income, net of dividends received	(17,644)	(6,394)
Income tax (recovery) expense	(3,568)	811
Employee stock option compensation	1,408	13,891
Unrealized foreign exchange loss	17,806	25,408
Unrealized gain on derivative instruments	(22,465)	(148,468)
Other	10,145	(1,813)
Change in operating assets and liabilities	(70,204)	(78,764)
Expenditures for dry docking	(3,733)	(7,854)

Net operating cash flow	56,837	(92,674)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs (note 8)	539,135	225,685
Scheduled repayments of long-term debt	(47,559)	(68,662)
Prepayments of long-term debt	(353,086)	(165,407)
Repayments of capital lease obligations	(2,510)	(1,172)
(Advances) to/proceeds from loans to joint ventures and joint venture partners	(3,659)	14,500
Repayment of loans from joint venture partner	—	(59)
Increase in restricted cash	(130,872)	(4,602)
Net proceeds from issuance of Teekay Tankers Ltd. shares (note 6)	65,868	107,233
Issuance of Common Stock upon exercise of stock options	3,772	3,862
Repurchase of Common Stock (note 9)	—	(19,888)
Distribution paid from subsidiaries to non-controlling interests	(57,420)	(48,110)
Cash dividends paid	(21,440)	(23,172)

Net financing cash flow	(7,771)	20,208

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(46,711)	(76,112)
Proceeds from sale of vessels and equipment	195,342	5,055
Proceeds from sale of marketable securities	1,063	—
Investment in term loan	—	(70,170)
Investment in equity accounted investees	(155,228)	(4,191)
Advances to equity accounted investees	(29,820)	(1,830)
Direct financing lease payments received	6,430	7,268
Other investing activities	19	23

Net investing cash flow	(28,905)	(139,957)

Increase (decrease) in cash and cash equivalents	20,161	(212,423)
Cash and cash equivalents, beginning of the period	692,127	779,748

Cash and cash equivalents, end of the period	712,288	567,325

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total
	#	$	$	$	$	$
Balance as at December 31, 2011	68,732	660,917	792,682	(23,903)	1,863,798	3,293,494

Net income			1,066		49,013	50,079
Other comprehensive income (loss)				(1,657)	542	(1,115)
Dividends declared			(21,442)		(57,420)	(78,862)
Reinvested dividends	1	2				2
Exercise of stock options and other	446	3,772				3,772
Employee stock option compensation and other (note 9)		1,408				1,408
Dilution loss on public offering of Teekay Tankers (note 6)			(14,549)			(14,549)
Addition of non-controlling interest from share and unit issuances of subsidiaries and other					111,339	111,339

Balance as at March 31, 2012	69,179	666,099	757,757	(25,560)	1,967,272	3,365,568

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2011, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2012, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period relating to the reclassification of prepaid expenses of $10.1 million less accounts payable of $4.0 million as at December 31, 2011 into accounts receivable in the consolidated balance sheets.

2. Adoption of New Accounting Policies

In January 2012, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 820, Fair Value Measurement, which clarifies or changes the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements other than the disclosures as presented in Note 11 – Financial Instruments.

3. Segment Reporting

The following tables include results for the Company’s four segments for the three months ended March 31, 2012 and 2011.

Three Months ended March 31, 2012	Shuttle Tanker and FSO Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total
Revenues	155,339	128,668	72,450	139,107	495,564
Voyage expenses	27,015	232	96	11,294	38,637
Vessel operating expenses	44,152	68,141	10,811	44,097	167,201
Time-charter hire expense	13,617	—	—	30,362	43,979
Depreciation and amortization	31,792	33,148	17,238	32,436	114,614
General and administrative (1)	14,050	17,518	6,126	15,679	53,373
Gain on sale of vessels and equipment	—	—	—	(197)	(197)

Income from vessel operations	24,713	9,629	38,179	5,436	77,957

Segment assets as at March 31, 2012	1,881,032	2,447,960	3,064,021	2,543,831	9,936,844

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Three Months ended March 31, 2011	Shuttle Tanker and FSO Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total
Revenues	151,212	104,618	64,633	167,561	488,024
Voyage expenses	19,329	—	49	25,748	45,126
Vessel operating expenses	53,614	52,722	11,077	44,164	161,577
Time-charter hire expense	19,627	—	—	43,404	63,031
Depreciation and amortization	30,619	23,731	14,856	35,832	105,038
General and administrative (1)	18,306	14,723	6,605	30,584	70,218
Asset impairments and net loss on sale of vessels and equipment	171	—	—	3,422	3,593
Restructuring charges	3,920	—	129	912	4,961

Income (loss) from vessel operations	5,626	13,442	31,917	(16,505)	34,480

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2012	December 31, 2011
	$	$
Total assets of all segments	9,936,844	9,905,629
Cash	712,288	692,127
Accounts receivable and other assets	519,514	529,621

Consolidated total assets	11,168,646	11,127,377

4. Acquisitions

a) FPSO Units and Investment in Sevan Marine ASA

On November 30, 2011, the Company acquired from Sevan Marine ASA (or Sevan) the floating, production, storage and offloading (or FPSO) unit Sevan Hummingbird (or Hummingbird) and its existing customer contract for approximately $184 million (including an adjustment for working capital) and made an investment of approximately $25 million to obtain a 40% ownership interest in a recapitalized Sevan. The Company also entered into a cooperation agreement with Sevan relating to joint marketing of offshore projects, the development of future projects, and the financing of such projects. Concurrently, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), acquired from Sevan the FPSO unit Sevan Piranema (or Piranema) and its existing customer contract for approximately $164 million (including an adjustment for working capital). The purchase price for the acquisitions of the Hummingbird and the Piranema and the investment in Sevan were paid in cash and financed by a combination of new debt facilities, a private placement offering of Teekay Offshore common units and existing liquidity.

On November 30, 2011, the Company also entered into an agreement to acquire the FPSO unit Sevan Voyageur (or Voyageur) and its existing customer contract from Sevan. The Company has agreed to acquire the Voyageur once the existing upgrade project is completed and the Voyageur commences operations under its customer contract, currently expected to be in the fourth quarter of 2012. Under the terms of the agreement, the Company will pay Sevan $94 million to acquire the Voyageur, will assume the Voyageur’s existing $230.0 million credit facility, which had an outstanding balance of $220.5 million on November 30, 2011, and is responsible for all upgrade costs after November 30, 2011, which are estimated to be between $110 million and $130 million (see Note 10c). The Company has control over the upgrade project and has guaranteed the repayment of the existing credit facility. The Voyageur has been consolidated by the Company, as the Voyageur has been determined to be a variable interest entity (or VIE) and the Company has been determined to be the primary beneficiary. The following table summarizes the balance sheet of the Voyageur as at March 31, 2012:

ASSETS
Cash and cash equivalents	$28,237
Other current assets	8,637
Vessels and equipment	345,455
Deferred tax assets	1,955

Total assets	$384,284

LIABILITIES AND EQUITY
Accounts payable	$4,073
Accrued liabilities	5,386
Long-term debt (note 8)	220,450
Derivative liabilities	4,399
Other long-term liabilities	2,133

Total liabilities	$236,441
Total equity	$147,843

Total liabilities and total equity	$384,284

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

The Company’s acquisition of the Hummingbird, Piranema, and Voyageur FPSO units and its investment in Sevan were accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities have been determined with the assistance of third-party valuation specialists. Certain of these estimates of fair value, most notably vessels and equipment, investment in Sevan and in-process revenue contracts, are preliminary and are subject to further adjustment. The operating results of the Hummingbird, Piranema and Voyageur FPSO units are reflected in the Company’s consolidated financial statements from November 30, 2011, the effective date of acquisition.

b) Teekay LNG – Marubeni Joint Venture

On February 28, 2012, a joint venture between the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) and Marubeni Corporation (or Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and $266 million from equity contributions from Teekay LNG and Marubeni Corporation. Teekay LNG has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture. Teekay LNG has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and consequently, its share of the equity contribution was approximately $138 million. Teekay LNG also contributed an additional $5.8 million for its share of legal and financing costs. Teekay LNG financed this equity contribution by borrowing under its existing credit facilities.

This jointly-controlled entity is accounted for using the equity method. The excess of Teekay LNG’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounts to approximately $303 million, has substantially been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the preliminary purchase price allocation.

5. Vessel Charters

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. In addition to the Company’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, the additional minimum estimated charter hire payments in the next five fiscal years, as at March 31, 2012, for the Company’s vessels chartered-in and vessels chartered-out were as follows:

	Remainder of 2012	2013	2014	2015	2016
	(in millions of U.S. dollars)
Charters-in—operating leases	95.5	67.3	22.9	16.0	9.1
Charters-in—capital leases (1)	71.1	100.4	55.7	27.6	27.6

	166.6	167.7	78.6	43.6	36.7

Charters-out—operating leases (2)	936.7	1,068.3	1,056.0	1,019.2	900.5
Charters-out—direct financing leases	55.6	49.5	48.1	47.2	47.3

	992.3	1,117.8	1,104.1	1,066.4	947.8

(1)	As at March 31, 2012 and December 31, 2011, the Company had $476.1 million of restricted cash, which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Company also maintains restricted cash deposits relating to certain term loans, which totalled $50.8 million and $19.5 million as at March 31, 2012 and December 31, 2011, respectively.
(2)	The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after March 31, 2012, revenue from unexercised option periods of contracts that existed on March 31, 2012 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

6. Financing Transactions

In February 2012, Teekay’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers) completed a public offering of 17.3 million shares of its Class A Common Stock (including 2.3 million shares issued upon the full exercise of the underwriters’ overallotment option) at a price of $4.00 per share, for gross proceeds of approximately $69.0 million. As a result, Teekay’s ownership of Teekay Tankers was reduced to 20.4%. Teekay maintains voting control of Teekay Tankers through its ownership of shares of Teekay Tankers’ Class A and Class B common stock and continues to consolidate this subsidiary. As a result of the offering, the Company recorded a decrease to retained earnings of $14.5 million, which represents the Company’s dilution loss from the issuance of shares in Teekay Tankers during the three months ended March 31, 2012.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

7. Vessel Sales and Write-downs

a) Vessel Sales

In March 2011, the Company sold a 1988-built floating storage and offtake (or FSO) unit. The FSO unit was part of the Company’s shuttle tanker and FSO segment. The Company realized a loss of $0.2 million from the sale of the FSO unit.

b) Write-downs

The Company’s consolidated statements of loss for the three months ended March 31, 2011, includes a $3.4 million write-down for impairment of a 1993-built Aframax tanker to its then estimated fair value of $14.5 million, as the vessel carrying value exceeded the estimated fair value. The fair value was calculated based on the value of its estimated discounted cash flows, which primarily includes the estimated sales price. The write-down is included within the Company’s conventional tanker segment.

8. Long-Term Debt

	March 31, 2012	December 31, 2011
	$	$
Revolving Credit Facilities	2,091,268	2,244,634
Senior Notes (8.5%) due January 15, 2020	446,896	446,825
Norwegian Kroner-denominated Bonds due through January 2017	210,800	100,417
U.S. Dollar-denominated Term Loans due through 2021	2,267,859	2,069,860
U.S. Dollar-denominated Term Loan of Variable Interest Entity due October 2016	220,450	220,450
Euro-denominated Term Loans due through 2023	355,801	348,905
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,382	13,282

Total	5,606,456	5,444,373
Less current portion	414,076	401,376

Long-term portion	5,192,380	5,042,997

As of March 31, 2012, the Company had 14 long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $3.0 billion, of which $0.9 billion was undrawn. Interest payments are based on LIBOR plus margins; at March 31, 2012 and December 31, 2011, the margins ranged between 0.45% and 3.25%. At March 31, 2012 and December 31, 2011, the three-month LIBOR was 0.47% and 0.58%, respectively. The total amount available under the Revolvers reduces by $309.1 million (remainder of 2012), $370.8 million (2013), $1,152.5 million (2014), $244.4 million (2015), $146.4 million (2016) and $784.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 63 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. In addition, at any time or from time to time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 108.5% of the principal amount of the 8.5% Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, provided certain conditions are met. No such redemptions had been made as at March 31, 2012.

In November 2010, Teekay Offshore issued NOK 600 million of senior unsecured bonds that mature in November 2013 in the Norwegian bond market. As at March 31, 2012, the carrying amount of the bonds was $105.4 million. Teekay Offshore capitalized issuance costs of $1.3 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized over the term of the senior unsecured bonds. The bonds are listed on the Oslo Stock Exchange. Interest payments on the senior unsecured bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore has entered into a cross currency swap arrangement to swap the interest payments from NIBOR into LIBOR and the principal from Norwegian Kroner to U.S. Dollars. The LIBOR rate receivable from the interest rate swap is capped at 3.5% (see Note 15).

In January 2012, Teekay Offshore issued NOK 600 million of senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at March 31, 2012, the carrying amount of the bonds was $105.4 million. Teekay Offshore capitalized issuance costs of $1.5 million, which is recorded in other non-current assets in the consolidated balance sheet, and is amortized over the term of the senior unsecured bonds. Teekay Offshore has applied to list the bonds on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. Teekay Offshore entered into a cross currency rate swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.49% (see Note 15).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

As of March 31, 2012, the Company had 17 U.S. Dollar-denominated term loans outstanding, which totalled $2.3 billion (December 31, 2011 – $2.1 billion). Certain of the term loans with a total outstanding principal balance of $361.5 million as at March 31, 2012 (December 31, 2011 – $372.7 million) bear interest at a weighted-average fixed rate of 5.3% (December 31, 2011 – 5.3%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At March 31, 2012 and December 31, 2011, the margins ranged between 0.3% and 3.25%. At March 31, 2012 and December 31, 2011, the three-month LIBOR was 0.47% and 0.58%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 16 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 35 (December 31, 2011 – 33) of the Company’s vessels, together with certain other security. In addition, at March 31, 2012, all but $116.8 million (December 31, 2011 – $119.4 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

The Voyageur FPSO unit has been consolidated by the Company effective November 30, 2011, as the Voyageur has been determined to be a VIE and the Company has been determined to be the primary beneficiary. As a result, the Company has included the Voyageur’s existing U.S. Dollar-denominated term loan (VIE term loan) outstanding, which, as at March 31, 2012, totalled $220.5 million (December 31, 2011 – $220.5 million). Interest payments on the VIE term loan are based on LIBOR plus a margin of 2.95% and are paid quarterly. The VIE term loan is collateralized by a first-priority mortgage on the Voyageur, together with certain other security.

The Company has two Euro-denominated term loans outstanding, which, as at March 31, 2012, totalled 266.7 million Euros ($355.8 million) (December 31, 2011 – 269.2 million Euros ($348.9 million)). The Company repays the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2012 and December 31, 2011, the margins ranged between 0.6% and 0.66% and the one-month EURIBOR at March 31, 2012 was 0.4% (December 31, 2011 – 1.02%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due in part to this revaluation, which is unrealized, the Company recognized a foreign exchange loss of $15.8 million (2011 – $20.3 million) during the three months ended March 31, 2012.

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at March 31, 2012, totalled $13.3 million (2011 – $13.3 million), including accrued interest. Interest payments on the loan is based on a fixed interest rate of 4.84%. This loan is repayable on demand no earlier than February 27, 2027.

The weighted-average effective interest rate on the Company’s long-term aggregate debt as at March 31, 2012 was 2.6% (December 31, 2011 – 2.6%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and certain loan agreements require the maintenance of market value to loan ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2012 and December 31, 2011, this amount was $100.0 million. Most of the loan agreements also require that the Company maintains an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of 5% to 7.5% of total debt. As at March 31, 2012, this amount was $315.4 million (December 31, 2011—$318.3 million).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2012, are $337.3 million (remainder of 2012), $932.9 million (2013), $1,029.7 million (2014), $361.8 million (2015), $272.5 million (2016) and $2.7 billion (thereafter).

As at March 31, 2012, the Company was in compliance with all covenants required by its credit facilities and long-term debt.

9. Capital Stock

The authorized capital stock of Teekay at March 31, 2012 and December 31, 2011 was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at March 31, 2012, Teekay had no shares of Preferred Stock issued. During the three months ended March 31, 2012, the Company issued 0.4 million shares of Common Stock upon the exercise of stock options.

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market. As at March 31, 2012, Teekay had repurchased approximately 5.2 million shares of Common Stock for $162.3 million pursuant to such authorization. As at March 31, 2012, the total remaining amount under the share repurchase authorization was $37.7 million.

During March 2012, the Company granted 429,983 stock options with an exercise price of $27.69 per share, 268,595 restricted stock units with a fair value of $7.4 million, 67,870 performance shares with a fair value of $3.0 million and 23,563 shares of restricted stock with a fair value of $0.7 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units and performance shares are paid to each grantee in the form of shares. The number of performance share units that vest will range from zero to three times the original number granted, based on certain performance and market conditions.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

The weighted-average grant-date fair value of stock options granted during March 2012 was $8.72 per option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 54.8%; expected life of five years; dividend yield of 4.4%; risk-free interest rate of 2.1%; and estimated forfeiture rate of 12%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

In March 2011, the Company incurred a one-time $11.0 million increase to the pension plan benefits of Bjorn Moller, who retired from his position as the Company’s President and Chief Executive Officer on March 31, 2011. The additional pension benefit was in recognition of Mr. Moller’s service to the Company. In addition, the Company recognized a compensation expense of approximately $4.7 million, which related to the portion of Mr. Moller’s outstanding stock-based compensation grants that had not yet vested on the date of his retirement. The total compensation expense related to Mr. Moller’s retirement of $15.7 million was recorded in general and administrative expense in the consolidated statements of loss for the three months ended March 31, 2011.

10. Commitments and Contingencies

a) Vessels Under Construction

As at March 31, 2012, the Company was committed to the construction of four shuttle tankers and one FPSO unit for a total cost of approximately $1.4 billion, excluding capitalized interest and other miscellaneous construction costs. The four shuttle tankers are scheduled for delivery in mid-to-late 2013 and the FPSO unit is scheduled to be delivered in late 2013. As at March 31, 2012, payments made towards these commitments totaled $308.4 million (excluding $7.7 million of capitalized interest and other miscellaneous construction costs). As at March 31, 2012, the remaining payments required to be made under these newbuilding contracts were $328.3 million (remainder of 2012), $707.4 million (2013), and $13.5 million (2014).

b) Joint Ventures

In October 2010, the Company signed a contract with Petroleo Brasileiro SA (or Petrobras) to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, to be named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker, for a total estimated cost of approximately $378 million, excluding capitalized interest. The converted FPSO unit is scheduled to deliver in the fourth quarter of 2012, when it will commence operations under a nine-year, fixed-rate time-charter-out contract to Petrobras with six additional one-year extension options exercisable by Petrobras.

In January 2012, OOG-TKP FPSO GmbH & Co KG (or KG Joint Venture), a 50/50 joint venture between the Company and Odebrecht Oil & Gas S.A. (or Odebrecht), purchased the assets related to the Tiro and Sidon FPSO project, including a partially constructed FPSO unit, and related customer contracts from the Company for approximately $179 million. The KG Joint Venture financed the purchase price 80% with borrowings under a new $300 million debt facility secured by the Tiro and Sidon FPSO unit and the balance with pro rata equity contributions by each of the joint venture partners. The facility bears interest at LIBOR plus a margin of 2.25% and requires quarterly principal repayments with a final bullet payment on maturity in October 2021. As at March 31, 2012, the remaining construction payments required to be made to complete the conversion, including Odebrecht’s 50% share, was estimated to be $124.4 million in 2012.

In September 2010, Teekay Tankers entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong) to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. Teekay Tankers has a 50% economic interest in the joint venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which Teekay Tankers’ 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. As at March 31, 2012, the remaining payments required to be made under this newbuilding contract, including Wah Kwong’s 50% share, were $44.1 million in 2012 and $34.3 million in 2013. As of March 31, 2012, the Joint Venture had signed an agreement with a financial institution for a loan of $68.6 million. The loan is secured by a first priority statutory mortgage over the VLCC and guaranteed by both Teekay Tankers and Wah Kwong. As a result, Teekay Tankers‘s exposure to this loan is limited to the 50% guarantee to the loan which is repayable with thirty-two consecutive quarterly installments of $1.4 million each commencing 3 months after the intial post delivery drawdown date and a balloon payment of $22.6 million at its maturity. In addition, Teekay Tankers and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. In March 2012, Teekay Tankers made a $0.4 million payment to the Joint Venture for financing fees. In April 2012, Teekay Tankers made a $2.6 million payment to the Joint Venture for the funding of a $4.9 million installment under the newbuilding contract, and a $0.3 million construction supervision fee.

c) Purchase Obligation

As at March 31, 2012, the Company was committed to fund the remaining upgrade costs of the Voyageur FPSO unit in connection with the Sevan acquisition, for a total cost estimated to be between $110 million and $130 million. The upgrades on the FPSO unit are expected to be completed by the fourth quarter of 2012, at which time the Company will acquire the FPSO unit. As at March 31, 2012, payments made towards these remaining upgrade costs totalled $57.3 million and the remaining payments required to be made are estimated to be between $55 and $70 million in 2012. In addition to the upgrade costs, the remaining payments required to be made to acquire the Voyageur total approximately $92.4 million (net of assumed debt of $230 million) in 2012.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

d) Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

On November 13, 2006, Teekay Offshore’s shuttle tanker the Navion Hispania collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Company. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL), our subsidiary, and two other subsidiaries of ours, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field (or the Plaintiffs). The claim sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $37 million).

The matter was heard before the Stavanger District Court in December 2011. The court found that NOL is liable for damages to the Plaintiffs, but excluded a large part of the indirect or consequential losses from the liability. The court also found that Statoil is liable for the same amount of damages to NOL. The parties have appealed against the decision of the court. As a result of the recent judgment, as at December 31, 2011, the Company recognized a liability of NOK 76,000,000 (approximately $13.4 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) and a corresponding receivable from Statoil recorded in other liabilities and other assets, respectively.

The Company believes the likelihood of any losses relating to the claim is remote. The Company believes that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify the Company for all losses relating to the damage to the Njord Bravo. The Company also maintains protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Company believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. In addition, Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident.

Teekay Nakilat Corporation (or Teekay Nakilat), a subsidiary of Teekay LNG, is the lessee under 30-year capital lease arrangements with a third party for the RasGas II LNG Carriers (or RasGas II Leases). The UK taxing authority (or HMRC) has been urging our lessor, as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements, and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that Teekay Nakilat enter into negotiations to terminate the RasGas II Leases. Teekay Nakilat has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer. However, it is possible that the HMRC may appeal that decision. If the HMRC were able to successfully challenge the RasGas II Leases, Teekay Nakilat could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Company estimates its share of the potential exposure to range from approximately $20 million to $30 million, net of non-controlling interest.

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, encountered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the third quarter of 2013 while repairs are assessed and completed. After the repairs are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. The Company also expects to recover certain of the costs not covered by insurance from the charterer, subject to commercial discussions. It is not determinable at this time if all repair costs will be recovered through insurance coverage or the charterer.

e) Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at March 31, 2012.

f) Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

11. Financial Instruments

a) Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2011. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2012		December 31, 2011
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$
Recurring:
Cash and cash equivalents, restricted cash and marketable securities	Level 1	1,350,364	1,350,364	1,200,063	1,200,063
Derivative instruments (note 15)
Interest rate swap agreements—assets	Level 2	129,122	129,122	159,603	159,603
Interest rate swap agreements—liabilities	Level 2	(639,655)	(639,655)	(707,437)	(707,437)
Cross currency interest swap agreements	Level 2	10,763	10,763	2,677	2,677
Foreign currency forward contracts	Level 2	6,234	6,234	(4,362)	(4,362)
Foinaven embedded derivative	Level 2	—	—	3,385	3,385
Non-recurring:
Vessels and equipment(1)	Level 2	—	—	118,682	118,682
Vessels held for sale(2)	Level 2	—	—	19,000	19,000
Other:
Investment in term loans	Level 3	189,728	193,188	189,666	190,939
Loans to equity accounted investees and joint venture partners—Current	Level 3	80,000	80,000	50,000	50,000
Loans to equity accounted investees and joint venture partners – Long-term	(3)	43,927	(3)	35,248	(3)
Long-term debt (note 8)	Level 2	(5,606,456)	(5,242,613)	(5,444,373)	(5,072,214)

(1)	The fair value measurement used to determine the impairment of the vessels at December 31, 2011 was calculated based upon the estimated scrap value of the respective vessels. No additional impairments were identified during the three months ended March 31, 2012.
(2)	The fair value measurement used to determine the impairment of the vessels as at December 31, 2011 was based upon comparable sales market data adjusted for specific characteristics of the respective vessels. No additional impairments were identified during the three months ended March 31, 2012.
(3)	The fair value of the Company’s loans to its equity accounted investees and joint venture partners as at March 31, 2012 and December 31, 2011 was not determinable given the repayment terms.

b) Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	March 31, 2012 $	December 31, 2011 $
Direct financing leases	Payment activity	Performing	453,478	459,908
Other loan receivables
Investment in term loans and interest receivable	Collateral	Performing	189,074	188,616
Loans to equity accounted investees and joint venture partners(1)	Other internal metrics	Performing	123,927	85,248
Long-term receivable included in other assets	Payment activity	Performing	879	786

			767,358	734,558

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

(1)	Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Subsidiary). During the three months ended March 31, 2012, one of Teekay LNG’s joint venture partner’s parent company, PT Berlian Laju Tanker (or BLT), suspended trading on the Jakarta Stock Exchange, and filed for bankruptcy protection in order to restructure its debts. The Company believes the loans to BLT and Teekay LNG’s joint venture partner, BLT LNG Tangguh Corporation, totaling $22.7 million as at March 31, 2012 (2011—$19.1 million) are collectible given the expected cash flows anticipated to be generated by the Teekay Tangguh Subsidiary, which can be used to repay the loan and given the underlying collateral securing the loans to BLT.

12. Restructuring Charges

During the three months ended March 31, 2012 and 2011, the Company incurred $nil and $5.0 million of restructuring costs, respectively. The restructuring costs in the prior year primarily relate to the sale of an FSO unit, Karratha Spirit, and the termination of the time-charter for a shuttle tanker, the Basker Spirit. The Company committed to terminate the employment of certain seafarers of the two vessels. At March 31, 2012 and December 31, 2011, $nil and $0.1 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

13. Other Income

	Three Months Ended March 31,
	2012	2011
	$	$
Gain on sale of other assets	2,217	—
Volatile organic compound emission plant lease income	428	903
Loss on sale of marketable securities	(420)	—
Miscellaneous income (loss)	118	(809)

Other income	2,343	94

14. Accumulated Other Comprehensive Loss

As at March 31, 2012 and December 31, 2011, the Company’s accumulated other comprehensive loss consisted of the following components:

	March 31,	December 31,
	2012	2011
	$	$
Unrealized gain (loss) on qualifying cash flow hedging instruments	981	(295)
Pension adjustments, net of tax recoveries	(25,313)	(22,952)
Unrealized gain on marketable securities	(468)	(656)
Foreign exchange loss on currency translation	(760)	—

	(25,560)	(23,903)

15. Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

As at March 31, 2012, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in		Fair Value /Carrying Amount of Asset (Liability)		Expected Maturity
	Foreign Currency	Average	Hedge	Non-hedge	2012	2013
	(millions)	Forward Rate (1)	(in millions of U.S. Dollars)		(in millions of U.S. Dollars)
Norwegian Kroner	798.0	5.72	$1.7	$4.1	$99.6	$33.9
Euro	34.8	0.75	$0.0	$(0.4)	$33.8	$13.0
Canadian Dollar	28.7	1.00	$(0.1)	$(0.1)	$19.6	$9.2
British Pound	34.8	0.63	$0.3	$0.7	$37.0	$17.6

			$1.9	$4.3	$190.0	$73.7

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

The Company incurs interest expense on its Norwegian Kroner-denominated bonds. The Company has entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest. As at March 31, 2012, the Company was committed to two cross currency swaps with the notional amounts of NOK 600 million and $98.5 million, and NOK 600 million and $101.4 million, respectively, which exchange receipts of floating interest based on NIBOR plus a margin of 4.75%, and NIBOR plus a margin of 5.75%, respectively, with payments of floating interest based on LIBOR plus margins of 5.04%, and a fixed rate of 7.49%, respectively. The Company also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. In addition, the cross currency swaps lock in the transfer of the principal amounts to $98.5 million and $101.4 million, respectively, upon maturity, in each case in exchange for NOK 600 million. The positive fair value of the cross currency swaps as at March 31, 2012 and December 31, 2011 were $10.8 million and $2.7 million, respectively. The Company has not designated, for accounting purposes, the cross currency swaps as hedges.

Interest Rate Risk

The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swap agreements as cash flow hedges for accounting purposes.

As at March 31, 2012, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company's floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	Interest Rate	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability)	Weighted- Average Remaining Term	Fixed Interest Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate lease swaps (2)	LIBOR	420,717	(106,090)	24.8	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,516,060	(506,938)	8.0	3.9
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	469,927	133,247	24.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (3) (4)	EURIBOR	348,905	(30,752)	12.2	3.1

		4,755,609	(510,533)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of March 31, 2012, ranged from 0.30% to 3.25%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount reduces monthly to 70.1 million Euros ($93.5 million) by the maturity dates of the swap agreements.
(4)	Principal amount is the U.S. Dollar equivalent of 266.7 million Euros.

Spot Tanker Market Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time the Company has entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce the Company’s exposure to spot tanker market rates. As at March 31, 2012 and December 31, 2011, the Company had no FFAs commitments. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).

Commodity Price Risk

From time to time the Company enters into bunker fuel swap contracts relating to a portion of its bunker fuel expenditures. As at March 31, 2012 and December 31, 2011, the Company had no bunker fuel swap contract commitments. Net gains and losses from bunker fuel swap contracts are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets:

	Current Portion of Derivative Assets	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
As at March 31, 2012:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	2,475	75	—	(590)	(38)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	4,657	906	—	(1,250)	(1)
Interest rate swap agreements	16,259	112,863	(21,131)	(115,580)	(502,944)
Cross currency swap agreements	2,515	7,815	433	—	—

	25,906	121,659	(20,698)	(117,420)	(502,983)

As at December 31, 2011:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	1,551	28	—	(1,192)	(264)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,592	3	—	(6,248)	(832)
Interest rate swap agreements	15,608	139,651	(24,750)	(109,897)	(568,446)
Cross currency swap agreements	1,576	875	225	—	—
Foinaven embedded derivative	3,385	—	—	—	—

	24,712	140,557	(24,525)	(117,337)	(569,542)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive (loss) income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended March 31, 2012				Three Months Ended March 31, 2011
Balance Sheet (AOCI)	Statement of Income (Loss)			Balance Sheet (AOCI)	Statement of Income (Loss)
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
2,821	—	—	Vessel operating expenses	5,498	152	(179)	Vessel operating expenses
—	1,003	(18)	General and administrative expenses	—	833	95	General and administrative expenses

2,821	1,003	(18)		5,498	985	(84)

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income (loss). The effect of the (loss) gain on derivatives not designated as hedging instruments in the statements of income (loss) are as follows:

	Three Months Ended March 31,
	2012	2011
	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(30,416)	(33,997)
Interest rate swap amendments	—	(92,672)
Foreign currency forward contracts	1,237	1,325
Forward freight agreements and bunker fuel swap contracts	—	49
Foinaven embedded derivative	11,452	—

	(17,727)	(125,295)

Unrealized gains (losses) relating to:
Interest rate swap agreements	17,135	141,859
Foreign currency forward contracts	8,792	6,707
Forward freight agreements and bunker fuel swap contracts	—	(7)
Foinaven embedded derivative	(3,385)	(7)

	22,542	148,552

Total realized and unrealized gains on non-designated derivative instruments	4,815	23,257

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of loss. For the three months ended March 31, 2012, unrealized gains of $7.9 million (2011—$6.2 million), and realized gains of $1.0 million (2011—$0.7 million) were recognized in earnings.

In January and February 2011, the Company paid $92.7 million to the counterparties of five interest rate swap agreements, with notional amounts totaling $665.1 million, in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%. The amount paid was reflected in the Company’s 2011 consolidated financial statements as at March 31, 2011 as a realized loss on non-designated derivative instruments and a reduction in the outstanding liability of the interest rate swaps, which are accounted for at fair value.

As at March 31, 2012, the Company’s accumulated other comprehensive loss included $1.0 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at March 31, 2012, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $1.1 million of net gains on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction.

16. Income Tax Recovery (Expense)

The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended March 31,
	2012	2011
	$	$
Current	3,834	(395)
Deferred	(266)	(416)

Income tax recovery (expense)	3,568	(811)

The following is a roll-forward of the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2011 to March 31, 2012:

Balance of unrecognized tax benefits as at December 31, 2011	$39,804
Increase for positions taken in prior years	256
Increase for positions related to the current period	2,084
Decrease for positions related to the current period	(5,306)
Decrease related to statute of limitations	(706)

Balance of unrecognized tax benefits as at March 31, 2012	$36,132

The majority of the net increase for tax positions for the three months ended March 31, 2012 relates to potential tax on freight income.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

17. Earnings (Loss) Per Share

	Three Months Ended March 31,
	2012	2011
	$	$
Net income (loss) attributable to stockholders’ of Teekay Corporation	1,066	(29,657)

Weighted average number of common shares	68,855,860	71,946,997
Dilutive effect of stock-based compensation	1,290,726	—

Common stock and common stock equivalents	70,146,586	71,946,997

Earnings (loss) per common share:
—Basic	0.02	(0.41)
—Diluted	0.02	(0.41)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

The anti-dilutive effect attributable to outstanding stock-based awards is excluded from the calculation of diluted loss per common share. For the three months ended March 31, 2011, the anti-dilutive effect attributable to outstanding stock-based awards was 5.9 million shares.

18. Supplemental Cash Flow Information

During the three months ended March 31, 2012, the KG Joint Venture purchased the assets related to the Tiro and Sidon FPSO project, including the partially constructed FPSO unit and the customer contracts from the Company for approximately $179 million. The purchase price was financed 80% with borrowings and the balance of the purchase price was financed with equity contributions by each of the joint venture partners. The Company’s initial equity contribution was funded by contributing the partially constructed FPSO unit and the customer contracts. This initial equity contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

19. Change in Accounting Estimate

Effective January 1, 2012, the Company reduced the estimated useful life of six of its older shuttle tankers from 25 years to 20 years. As a result of the change in useful life, the Company increased its estimate of the residual value of these vessels to reflect the more recent average scrap prices. As a result, depreciation and amortization expense has increased by $3.5 million, and net income attributable to the stockholders of Teekay has decreased by $1.2 million, or $0.02 per share, for the three months ended March 31, 2012.

20. Subsequent Events

In April 2012, Teekay agreed to sell to Teekay Tankers 13 of its 17 directly-owned conventional tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $455 million. As partial consideration for the sale, Teekay will receive $25 million of newly issued shares of Teekay Tankers Class A common stock, issued at a price of $5.60 per share, and the remaining amount will be settled through a combination of cash payments to Teekay and the assumption by Teekay Tankers of existing debt secured by the acquired vessels. As a result of this share issuance, Teekay’s economic interest in Teekay Tankers will increase from approximately 20% to approximately 25% and its voting interest as a result of its combined ownership of Class A and Class B shares will increase from approximately 51% to approximately 53%. As part of this transaction, Teekay and Teekay Tankers will enter into a non-competition agreement, which will provide Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by Teekay for a period of three years from the closing date of this transaction. The transaction is subject to final documentation, receipt of relevant third party consents, and other customary closing conditions and is expected to be completed in the second quarter of 2012.

In May 2012, Teekay LNG issued NOK 700 million in senior unsecured bonds that mature in May 2017 in the Norwegian bond market, which will pay 3-month NIBOR plus a margin of 5.25%. The aggregate principal amount of the bonds is equivalent to approximately U.S. $125 million and Teekay LNG entered into a cross currency rate swap, to swap all interest and principal payments into U.S. Dollars with the interest payments fixed at a rate of 6.875%. The proceeds of the bonds were used for general corporate purposes. Teekay LNG has applied for listing of the bonds on the Oslo Stock Exchange.

In May 2012, the Company commenced the reorganization of its marine operations to create greater alignment with its business units and its three publicly-listed subsidiaries. The reorganization includes the establishment of a new Teekay-controlled subsidiary, Teekay Marine Ltd., which after a transition period, will manage the Company’s conventional tanker fleet operations. Teekay Marine Ltd., will be 51%-owned by Teekay and 49%-owned by Anglo-Eastern Group Ltd., a leading global ship management company, and is expected to commence operations in September 2012. The Company expects to incur approximately $12 million to $15 million of restructuring charges associated with this reorganization and realize annual cost savings of approximately $10 million commencing in the fourth quarter of 2012.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2012

PART I – FINANCIAL INFORMATION

ITEM 2—MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF  OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2011.

References to Teekay mean Teekay Corporation, which is incorporated under the laws of the Republic of the Marshall Islands. References to the Company mean Teekay together with its wholly owned or controlled subsidiaries.

SIGNIFICANT DEVELOPMENTS IN EARLY 2012

Public Offering by Teekay Tankers

In February 2012, our publicly traded subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers) completed a public offering of 17.3 million shares of its Class A Common Stock (including 2.3 million shares issued upon the full exercise of the underwriters’ overallotment option) at a price of $4.00 per share, for gross proceeds of approximately $69.0 million. As a result of this transaction, our ownership of Teekay Tankers was reduced to 20.4%. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and will continue to consolidate this subsidiary.

Sale of Vessels to Teekay Tankers

In April 2012, Teekay reached an agreement to sell to Teekay Tankers a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $455 million. The transaction will be partially financed by the issuance to Teekay of $25 million of newly issued shares of Teekay Tankers Class A common stock, and the remaining amount will be financed through a combination of cash payments to Teekay and the assumption by Teekay Tankers of existing debt secured by the acquired vessels. As a result of this share issuance, our economic interest in Teekay Tankers will increase from approximately 20% to approximately 25% and our voting interest as a result of our combined ownership of Class A and Class B shares will increase from approximately 51% to approximately 53%.

As part of this transaction, Teekay will enter into a non-competition agreement with Teekay Tankers, which will provide Teekay Tankers a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by Teekay for a period of three years from the closing date of the transaction. The transaction is subject to final documentation, receiving relevant third party consents, and other customary closing conditions and is expected to be completed in the second quarter of 2012.

Public Offerings of Senior Unsecured Bonds

In January 2012, our publicly traded subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) issued in the Norwegian bond market NOK 600 million of senior unsecured bonds that mature in January 2017. The aggregate principal amount of the bonds was equivalent to approximately $105 million at March 31, 2012. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. Teekay Offshore entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars with the interest payments fixed at a rate of 7.49%. The proceeds from the bonds were used for general corporate purposes.

In May 2012, our publicly traded subsidiary Teekay LNG Partners (NYSE: TGP) (or Teekay LNG) issued NOK 700 million in senior unsecured bonds that mature in May 2017 in the Norwegian bond market, which bear interest at 3-month NIBOR plus a margin of 5.25%. The aggregate principal amount of the bonds is equivalent to approximately U.S. $125 million and Teekay LNG entered into a cross currency rate swap to swap all interest and principal payments into U.S. dollars at a fixed interest rate of 6.875%. The proceeds of the bonds were used for general corporate purposes. Teekay LNG has applied for listing of the bonds on the Oslo Stock Exchange.

Acquisition of LNG carriers by Teekay LNG

In October 2011, Teekay LNG and the Marubeni Corporation (or Marubeni) entered into an agreement to acquire, through a joint venture, ownership interests in six liquefied natural gas (or LNG) carriers (or the Maersk LNG Carriers) from Denmark-based A.P. Moeller-Maersk A/S (or Maersk) for an aggregate purchase price of approximately $1.3 billion. Teekay LNG and Marubeni have 52% and 48% respective economic interests, but share control of the joint venture (or the Teekay LNG-Marubeni Joint Venture).

On February 28, 2012, the Teekay LNG-Marubeni Joint Venture acquired the Maersk LNG Carriers. Four of the six Maersk LNG Carriers are currently operating under long-term, fixed-rate time-charter contracts, with an average remaining firm contract period of approximately 17 years, plus extension options. The other two vessels are currently operating under medium-term, fixed-rate time-charters with an average remaining firm contract period of approximately three years. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Teekay LNG and Marubeni, Teekay LNG has accounted for the Teekay LNG-Marubeni Joint Venture using the equity method.

The Teekay LNG-Marubeni Joint Venture financed approximately $1.06 billion of the purchase price for the Maersk LNG Carriers from secured loan facilities, and $266 million from equity contributions from Teekay LNG and Marubeni. Teekay LNG agreed to guarantee Teekay LNG’s 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security. Teekay LNG’s 52% share of the equity contribution was approximately $138 million. Teekay LNG financed this equity contribution by drawing on their existing credit facilities. Teekay will take over technical management of the acquired vessels after a transition period.

Recent Offshore Business Developments

In January 2012, we sold the assets related to the Tiro and Sidon FPSO project, including a partially constructed FPSO unit, and the related customer contracts, to OOG-TKP FPSO GmbH & Co KG, a 50/50 joint venture between us and Odebrecht Oil & Gas S.A., for approximately $179 million. The joint venture financed the purchase price 80% with borrowings under a new $300 million debt facility secured by the Tiro and Sidon FPSO unit and the balance with pro rata equity contributions by each of the joint venture partners. The facility bears interest at LIBOR plus a margin of 2.25% and requires quarterly principal repayments with a final bullet payment on maturity in October 2021.

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Angola LNG Project

We have a 33% interest in a joint venture to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The charters are at fixed rates, with inflation adjustments, commencing upon the vessel deliveries. The other members of the joint venture are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the joint venture, respectively. The joint venture entered into agreements with Samsung Heavy Industries to construct the four LNG carriers at a total cost of approximately $906.0 million (of which our 33% portion is $299.0 million), excluding capitalized interest and other miscellaneous construction costs. In February 2011, we offered to sell to Teekay LNG our 33% ownership interest in these vessels and related charter contracts, in accordance with existing agreements. In March 2011, the transaction was approved by the Board of Directors of Teekay LNG’s general partner and by its Conflicts Committee. From August to October 2011, three of the Angola LNG carriers delivered and commenced their 20 year fixed-rate charter contracts. The fourth Angola LNG carrier delivered in January 2012 and commenced its charter contract.

Storm Damage to Banff FPSO Unit

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, encountered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the third quarter of 2013 while repairs are assessed and completed. We expect to incur losses of operating cash flow of approximately $35 million in 2012 and $20 million in 2013. After the repairs are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. We also expect to recover certain of the costs not covered by insurance from the charterer, subject to commercial discussions. It is not determinable at this time if all repair costs will be recovered through insurance coverage or the charterer.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations. In addition, you should consider certain factors when evaluating our historical financial performance and assessing our future prospects. These items can be found in Item 5—“Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011.

In accordance with generally accepted accounting principles in the United States (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.

We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided the conventional tanker segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read “Item 1 – Financial Statements: Note 3 – Segment Reporting.”

Shuttle Tanker and FSO Segment

Our shuttle tanker and floating storage and offtake (or FSO) segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had four shuttle tankers under construction as at March 31, 2012. The four shuttle tankers are scheduled for delivery in 2013. Please read "Item 1 – Financial Statements: Note 10(a) – Commitments and Contingencies – Vessels Under Construction." We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations, primarily in the North Sea and Brazil. Our shuttle tankers in this segment service the conventional spot market from time to time.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change
Revenues	155,339	151,212	2.7
Voyage expenses	27,015	19,329	39.8

Net revenues	128,324	131,883	(2.7)
Vessel operating expenses	44,152	53,614	(17.6)
Time-charter hire expense	13,617	19,627	(30.6)
Depreciation and amortization	31,792	30,619	3.8
General and administrative (1)	14,050	18,306	(23.2)
Loss on sale of vessels and equipment	—	171	(100.0)
Restructuring charges	—	3,920	(100.0)

Income from vessel operations	24,713	5,626	339.3

Calendar-Ship-Days
Owned Vessels	3,336	3,227	3.4
Chartered-in Vessels	348	541	(35.7)

Total	3,684	3,768	(2.2)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our shuttle tanker and FSO segment decreased for the quarter ended March 31, 2012 compared to the same period last year, primarily due to the redelivery of one bareboat chartered-in vessel to its owner in October 2011, a decreased number of spot chartered-in vessels, more off-hire days in our shuttle fleet and the sale of the Karratha Spirit FSO unit in March 2011.

This decrease was partially offset by the delivery of two newbuilding shuttle tankers, the Peary Spirit and the Scott Spirit, in August 2011 and October 2011, respectively (or the 2011 Newbuilding Shuttle Tanker Acquisitions). Included in calendar-ship-days is one owned shuttle tanker which has been in lay-up since July 2011.

Net Revenues. Net revenues decreased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•	a decrease of $3.2 million due to the sale of the Karratha Spirit in March 2011;

•	a decrease of $2.1 million due to the redelivery of one vessel to us in March 2011 upon termination of the time-charter-out contract;

•

a decrease of $0.7 million due to fewer opportunities from the same period last year to trade excess capacity in the conventional spot tanker market as a result of decreased demand for conventional crude transportation; and

•	a decrease of $0.6 million relating to a provision for a claim from a customer;

partially offset by

•

a net increase of $2.0 million due to an increase in our time-chartered-out fleet revenues from entering into a new contract and an increase in rates as provided in certain time-charter out contracts, partially offset by fewer revenue days from the redelivery of two vessels to us in February 2011 and July 2011 as they completed their time-charter agreements; and

•	an increase of $0.6 million relating to an increase in reimbursable bunker costs from charterers.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•	a decrease of $2.8 million relating to the redelivery of one of our bareboat-in vessels to its owner in October 2011 and the lay-up of one of our vessels since July 2011;

•	a decrease of $2.3 million due to the sale of the Karratha Spirit in March 2011;

•	a decrease of $1.7 million in crew and manning costs primarily from reduced helicopter usage, a change of crew composition and a net decrease in wages; and

•

a decrease of $1.6 million due to a decrease in costs related to services and spares and the number of vessels drydocked (certain repair and maintenance items are more efficient to complete while a vessel is in drydock; consequently, repair and maintenance costs typically increase in periods when there is an increase in the number of vessels drydocked);

partially offset by

•	an increase of $1.5 million due to the 2011 Newbuilding Shuttle Tanker Acquisitions; and

•

an increase of $0.8 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•	a decrease of $2.6 million due to decreased spot in-chartering of vessels and utilizing capacity of our owned fleet;

•	a decrease of $2.2 million due to the redelivery of one bareboat chartered-in vessel to its owner in October 2011; and

•	a decrease of $1.8 million due to more off-hire in the in-chartered fleet.

Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2012 from the same period last year, primarily due to the 2011 Newbuilding Shuttle Tanker Acquisitions and from accelerated depreciation related to a change in estimated useful life of six older shuttle tankers. Please read “Item 1 – Financial Statements: Note 19 – Change in Accounting Estimate.”

Loss on sale of vessel. Loss on sale of vessel for the three months ended March 31, 2011 relates to the sale of the Karratha Spirit in March 2011.

Restructuring Charges. Restructuring charges of $3.9 million for the three months ended March 31, 2011 were incurred in connection with the termination of employment for certain of the crew members of the Karratha Spirit following the sale of the vessel in March 2011, as well as the termination of the time-charter out contract of one of our shuttle tankers.

FPSO Segment

Our floating, production, storage and offloading (or FPSO) segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. As at March 31, 2012, the FPSO segment had one FPSO unit under construction, scheduled to deliver in late 2013, a 50% interest in one FPSO unit under conversion scheduled to deliver in the fourth quarter of 2012, and will acquire one FPSO unit later in 2012. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduce oil production.

The following table presents our FPSO segment’s operating results:

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change
Revenues	128,668	104,618	23.0
Voyage expenses	232	—	100.0
Vessel operating expenses	68,141	52,722	29.2
Depreciation and amortization	33,148	23,731	39.7
General and administrative (1)	17,518	14,723	19.0

Income from vessel operations	9,629	13,442	(28.4)

Calendar-Ship-Days
Owned Vessels	910	720	26.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our owned FPSO segment increased compared to the same period last year, primarily due to the acquisition of the Hummingbird FPSO unit by Teekay and the Piranema FPSO unit by Teekay Offshore (or the Sevan Acquisitions) during the fourth quarter of 2011.

Revenues. Revenues increased for the three months ended March 31, 2012 compared to the same period last year, primarily due to:

•	an increase of $38.4 million due to the Sevan Acquisitions;

•	an increase of $1.3 million due to increased rates on the Petrojarl Varg FPSO unit; and

•	an increase of $1.0 million due to increased rates on the Rio das Ostras FPSO unit effective April 2011 as provided in the charter contract;

partially offset by

•	a decrease of $12.7 million due to the weather-related incident with the Banff FPSO unit (please read “Other Significant Projects and Developments”);

•	a decrease of $3.1 million relating to payments received in the first quarter of 2011 for services previously rendered to the charterer of the Rio das Ostras FPSO unit; and

•	a decrease of $1.1 million relating to a shutdown of the Petrojarl Foinaven FPSO unit for a total of 32 days between January and February 2012.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•	an increase of $18.5 million due to the Sevan Acquisitions;

partially offset by

•	a decrease of $3.0 million due to repairs on the Rio das Ostras FPSO unit while on yard stay and higher consumables and spares during the first quarter of 2011;

•	a decrease of $2.1 million relating to the shutdown of the Banff FPSO unit due to the weather-related incident;

•	a decrease of $1.0 million due to lower repair and maintenance costs on the Petrojarl Foinaven FPSO unit; and

•	a decrease of $0.4 million due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2012 from the same periods last year, primarily due to the Sevan Acquisitions.

Liquefied Gas Segment

Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charter contracts. The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar- ship-days and percentages)	2012	2011	% Change
Revenues	72,450	64,633	12.1
Voyage expenses	96	49	95.9

Net revenues	72,354	64,584	12.0
Vessel operating expenses	10,811	11,077	(2.4)
Depreciation and amortization	17,238	14,856	16.0
General and administrative (1)	6,126	6,605	(7.3)
Restructuring charges	—	129	(100.0)

Income from vessel operations	38,179	31,917	19.6

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,456	1,170	24.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Operating Results – General and Administrative Expenses.”

As at March 31, 2012, our liquefied gas segment fleet (in which our interests ranged from 33% to 100%) included 27 LNG carriers and five LPG/multigas carriers. Our partial interests in LNG carriers include our 33% interest in the four Angola LNG carriers, our 40% interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers (or the RasGas 3 LNG Carriers), our 50% interest in our joint ventures with Exmar NV (the Excalibur and Excelsior Joint Ventures), which own two LNG carriers (the Excalibur and Excelsior LNG Carriers), our 52% interest in the Teekay LNG – Marubeni Joint Venture which owns six Maersk LNG carriers, our 70% interest in the Teekay Tangguh Joint Venture, which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), and our 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers). All of our LNG and LPG carriers operate under medium or long-term, fixed-rate charters.

During the three months ended March 31, 2012, our liquefied gas segment’s operating results included 11 LNG carriers (excluding the six Maersk LNG carriers, the four Angola LNG carriers, the four RasGas 3 LNG Carriers and the Excalibur and Excelsior Carriers that are all accounted for under the equity method) and five LPG carriers. Our total calendar-ship-days increased by 24.4% for the three months ended March 31, 2012 from the three months ended March 31, 2011, primarily as a result of the delivery of two multigas carriers, the Norgas Unikum, on June 15, 2011 and the Norgas Vision, on October 17, 2011, and the delivery of an LPG carrier, the Norgas Camilla, on September 15, 2011 (collectively, the 2011 Gas Carrier Deliveries).

Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•	an increase of $3.8 million due to the 2011 Gas Carrier Deliveries;

•	an increase of $1.7 million due to an increase in hire rates under new charter contracts for the Arctic Spirit and Polar Spirit signed in April 2011;

•	an increase of $0.7 million due to one additional calendar day during the quarter as 2012 is a leap year; and

•	an increase of $0.7 million due to operating expense recovery adjustments and increase in the charter-hire rates for the Tangguh LNG Carriers;

partially offset by

•	a decrease of $0.5 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses for the three months ended March 31, 2012 remained relatively consistent to the same period last year as the three LPG/multigas vessel acquisitions in 2011 were on bareboat charters, under which the charterer is responsible for vessel operating expenses.

Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2012 from the same period last year, primarily due to:

•	an increase of $1.1 million due to the 2011 Gas Carrier Deliveries; and

•	an increase of $1.0 million as a result of amortization of dry-dock expenditures incurred in 2011 and the first quarter of 2012.

Conventional Tanker Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a) Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, we have a 50% interest in a VLCC under construction that is scheduled for delivery in 2013, which will be accounted for under the equity basis. Upon delivery, this vessel will commence operation under a time-charter for a term of five years. Please read “Item 1 – Financial Statements: Note 10(b) – Commitments and Contingencies – Joint Ventures.”

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change
Revenues	84,964	87,987	(3.4)
Voyage expenses	1,319	1,161	13.6

Net revenues	83,645	86,826	(3.7)
Vessel operating expenses	29,112	25,843	12.6
Time-charter hire expense	6,636	7,395	(10.3)
Depreciation and amortization	20,005	21,909	(8.7)
General and administrative (1)	7,428	15,626	(52.5)
Loss on sale of vessels and equipment	—	133	(100.0)
Restructuring charges	—	1,078	(100.0)

Income from vessel operations	20,464	14,842	37.9

Calendar-Ship-Days
Owned Vessels	3,003	2,939	2.2
Chartered-in Vessels	364	405	(10.1)

Total	3,367	3,344	0.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, increased slightly for the three months ended March 31, 2012 compared with the same period last year due to:

•	an overall increase in the number of calendar days for the current period due to leap year; and

•	the delivery of an in-chartered product tanker in April 2011;

partially offset by

•	the transfer to the spot tanker sub-segment of an in-chartered VLCC prior to redelivery to its owner in May 2011; and

•	the transfer of one Aframax tanker, on a net basis, to the spot tanker sub-segment during the third quarter of 2011.

The collective impact from the above noted fleet changes are referred to below as the Net Fleet Increase.

Net Revenues. Net revenues decreased for the three months ended March 31, 2012 compared to the same period last year, primarily due to:

•	a net decrease of $6.8 million from new or renewed time-charter out contracts at lower rates for certain of our Aframax tankers during 2011;

partially offset by

•	a net increase of $1.0 million due to the Net Fleet Increase;

•	an increase of $1.0 million from interest income earned by our investment in a term loan entered into during February 2011; and

•	an increase of $0.5 million due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2012, compared to the same period last year, primarily due to the Net Fleet Increase.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2012, compared to the same period last year, primarily due to a net decrease in the number of in-chartered vessel days as vessels were redelivered to their owners upon expiration of in-charter contracts.

Depreciation and Amortization. Depreciation and amortization decreased for the three months ended March 31, 2012, compared to the same period last year, primarily due to lower net book values for certain vessels in the fixed tanker sub-segment as a result of write-downs taken in 2011, partially offset by an increase of $2.4 million from the Net Fleet Increase for owned vessels.

b) Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change
Revenues	54,143	79,574	(32.0)
Voyage expenses	9,975	24,587	(59.4)

Net revenues	44,168	54,987	(19.7)
Vessel operating expenses	14,985	18,321	(18.2)
Time-charter hire expense	23,726	36,010	(34.1)
Depreciation and amortization	12,431	13,923	(10.7)
General and administrative (1)	8,251	14,958	(44.8)
(Gain) on sale of vessels and equipment and asset impairments	(197)	3,289	(106.0)
Restructuring charges	—	(166)	(100.0)

Loss from vessel operations	(15,028)	(31,348)	(52.1)

Calendar-Ship-Days
Owned Vessels	1,820	1,921	(5.3)
Chartered-in Vessels	1,283	1,645	(22.0)

Total	3,103	3,566	(13.0)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three months ended March 31, 2012 compared to the same period last year, primarily due to:

•	the sale of one Aframax tanker in August 2011;

•	the redeliveries, on a net basis, of three in-chartered Aframax tankers upon expiration of their in-charter contracts; and

•	the redelivery of one in-chartered VLCC in May 2011;

partially offset by

•	the transfer of one Aframax tanker, on a net basis, from the fixed-rate tanker sub-segment to the spot tanker sub-segment.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker rates strengthened during the first quarter of 2012 due to a sharp increase in global oil production, longer voyage distances and seasonal factors. According to the International Energy Agency (IEA), global oil supply increased by 1.2 million barrels per day (mb/d) in the quarter ended March 31, 2012 to reach a record high 90.6 mb/d. This included a 0.9 mb/d increase in Organization of Petroleum Exporting Countries (OPEC) crude oil production to make up for lower production in non-OPEC countries and to meet demand for crude oil stockpiling in China. The increase in OPEC oil production also contributed to increased tonne-mile demand during the quarter as OPEC countries are generally at longer voyage distances from main consumption centers in North America, Europe and Asia, compared to non-OPEC oil producing countries. Seasonal factors, including cold weather in the northern hemisphere during February and March 2012 and weather delays in the Atlantic, also strengthened rates during the first quarter.

The global tanker fleet grew by a net 4.8 million deadweight (mdwt), or 1.0%, during the first quarter of 2012, compared to net fleet growth of 9.3 mdwt, or 2.1%, for the same period in 2011. The slower rate of fleet growth during the first quarter was due to an increase in tanker scrapping, with 4.4 mdwt of tankers removed compared to 2.7 mdwt for the same period in 2011. A total of 13.3 mdwt was scrapped during the year ended December 31, 2011. A weak spot tanker market, coupled with increasing charterer discrimination against older vessels and relatively high scrap prices, has resulted in tankers being scrapped at a younger age than in the past. In the first quarter of 2012, a total of 21 crude oil tankers with an average age of 21 years were scrapped, including four vessels under 20 years of age, which helped dampen tanker fleet growth in the same quarter.

The International Monetary Fund (IMF) recently upgraded its outlook for the global economy in 2012 and 2013, with a forecast of 3.5% and 4.1% growth, respectively, up from 3.3% and 4.0% in the previous IMF outlook. Based on the average range of forecasts from the IEA, the Energy Information Agency and OPEC, global oil demand is expected to grow by 0.8 mb/d in 2012. This is expected to translate into increased demand for tankers which, coupled with a slowdown in the rate of fleet growth, could lead to improved tanker fleet utilization in 2013.

The following table outlines the time-charter equivalent (or TCE) rates earned by the vessels in our spot tanker sub-segment for the three months ended March 31, 2012 and 2011, and excludes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot tanker market rates.

	Three Months Ended
	March 31, 2012			March 31, 2011
Vessel Type	Net Revenues ($000’s)	Revenue Days	TCE Rate $	Net Revenues ($000’s)	Revenue Days	TCE Rate $
Spot Fleet (1)
Suezmax Tankers	24,945	1,000	24,945	22,557	1,215	18,562
Aframax Tankers	16,424	1,600	10,265	24,384	1,827	13,345
Large/Medium Product Tankers/VLCC	4,465	455	9,814	7,552	499	15,144

Other (2)	(1,666)			494

Totals	44,168	3,055	14,458	54,987	3,541	15,528

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than one year.
(2)	Includes the cost of spot in-chartered vessels servicing fixed-rate contract of affreightment cargoes, the write-off of doubtful receivables and the cost of fuel while offhire.

Average spot tanker TCE rates decreased for the three months ended March 31, 2012 compared to the same period last year. The TCE rates for the three months ended March 31, 2012 generally reflect continued weak global oil demand caused by the global economic slowdown. Partially in response to this global economic slowdown, we reduced our exposure to the spot tanker market by selling certain vessels that were trading on the spot market, entering into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivering in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability during a volatile spot tanker market.

Net Revenues. Net revenues decreased for the three months ended March 31, 2012 compared to the same period last year, primarily due to decreases of $7.0 million and $1.0 million, respectively, from the Net Spot Fleet Reductions and decreases in our average spot tanker TCE rates from a weaker spot tanker market.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2012 compared to the same period last year, primarily due to the Net Spot Fleet Reductions.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2012 compared to the same period last year, primarily due to the Net Spot Fleet Reductions and a decrease in in-charter contract hire rates.

Depreciation and Amortization. Depreciation and amortization decreased for the three months ended March 31, 2012 compared to the same period last year, primarily from the sale of one Aframax tanker and lower net book values for certain vessels in the spot tankers sub-segment as a result of a write-down taken in 2011.

(Gain) on Sale of Vessels and Equipment and Asset Impairments. During the three months ended March 31, 2011, we recorded a write-down of a vessel to its then estimated fair value. Please read “Item 1 – Financial Statements: Note 7(b) Write-downs.”

Other Operating Results

The following table compares our other operating results for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
(in thousands of U.S. dollars, except percentages)	2012	2011	% Change
General and administrative	(53,373)	(70,218)	(24.0)
Interest expense	(42,300)	(32,794)	29.0
Interest income	2,046	2,465	(17.0)
Realized and unrealized gains on non-designated derivative instruments	4,815	23,257	(79.3)
Equity income	17,644	6,394	175.9
Foreign exchange loss	(15,824)	(20,340)	(22.2)
Other income	2,343	94	2,392.6
Income tax recovery (expense)	3,568	(811)	(540.0)

General and Administrative. General and administrative expenses decreased to $53.4 million for the three months ended March 31, 2012, from $70.2 million for the same period last year, primarily due to:

•

a decrease of $11.5 million in salaries and benefits, primarily due to a one-time pension expense in the three months ended March 31, 2011 related to the retirement of our former President and Chief Executive Officer;

•

a decrease of $8.0 million in equity-based compensation for management, primarily due to the accelerated timing of accounting recognition of certain stock awards as a result of certain management employees meeting retirement eligibility criteria;

partially offset by

•	an increase of $1.8 million from our short-term incentive program for employees and management; and

•	an increase of $1.6 million as a result of the Sevan Acquisitions.

In May 2012, we commenced the reorganization of our marine operations to create greater alignment with our business units and our three publicly-listed subsidiaries. We expect to incur approximately $12 million to $15 million of restructuring charges associated with this reorganization and realize annual cost savings of approximately $10 million commencing in the fourth quarter of 2012. Please read “Item 1 – Financial Statements: Note 20 Subsequent Events.”

Interest Expense. Interest expense increased to $42.3 million for the three months ended March 31, 2012 from $32.8 million for the same period last year, primarily due to:

•	an increase of $3.5 million due to the acquisition of the Hummingbird FPSO unit and Piranema FPSO unit in November 2011;

•	an increase of $1.7 million from the issuance by Teekay Offshore of the NOK 600 million senior unsecured bonds in January 2012;

•	an increase of $1.6 million due to increased LIBOR rates and higher average debt balances in the first quarter of 2012;

•	an increase of $0.8 million as a result of higher margins on the refinancing of a debt facility;

•	an increase of $0.8 million due to the acquisition of three LPG/multigas vessels during the third and fourth quarters of 2011;

•	an increase of $0.4 million for the due to the acquisition of the Scott Spirit and Peary Spirit shuttle tankers in October 2011 and June 2011, respectively;

partially offset by

•

a decrease of $1.3 million due to the termination of the Madrid Spirit LNG carrier capital lease in the fourth quarter of 2011 (the Madrid Spirit was financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash).

Interest Income. Interest income decreased to $2.0 million for the three months ended March 31, 2012 from $2.4 million for the same period last year, primarily due to the termination of the capital lease on one of LNG carriers, the Madrid Spirit, during the fourth quarter of 2011, which was funded from restricted cash, partially offset by an increase in interest rates earned in other restricted cash deposits in the first quarter of 2012, compared to the same period last year.

Realized and unrealized gains on non-designated derivative instruments. Realized and unrealized gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized (losses) gains relate to the amounts we actually received or paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments. Net realized and unrealized gains on non-designated derivatives was $4.8 million for the three months ended March 31, 2012, compared to $23.3 million for the three months ended March 31, 2011, as detailed in the table below:

	Three Months Ended March 31,
(in thousands of U.S. Dollars)	2012	2011
Realized (losses) gains relating to:
Interest rate swap agreements	(30,416)	(33,997)
Interest rate swap agreement amendments	—	(92,672)
Foreign currency forward contracts	1,237	1,325
Forward freight agreements, bunker fuel swap contracts and other	11,452	49

	(17,727)	(125,295)

Unrealized gains (losses) relating to:
Interest rate swap agreements	17,135	141,859
Foreign currency forward contracts	8,792	6,707
Forward freight agreements, bunker fuel swap contracts and other	(3,385)	(14)

	22,542	148,552

Total realized and unrealized gains on non-designated derivative instruments	4,815	23,257

The realized gains relate to amounts we actually realized or paid to settle such derivative instruments and interest rate swap agreement amendments. The unrealized gains on interest rate swaps for the three months ended March 31, 2012 and 2011 were primarily due to changes in the forward interest swap rates.

During the three months ended March 31, 2012 and 2011, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $4.9 billion and $4.8 billion, respectively, with average fixed rates of approximately 4.0% and 4.3%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.1% and, as such we incurred realized losses of $30.4 million and $34.0 million, respectively, during the three months ended March 31, 2012 and 2011 under the interest rate swap agreements. We incurred realized losses of $nil and $92.7 million, respectively, during the three months ended March 31, 2012 and 2011 for amending the terms of five interest rate swaps to reduce the weighted-average fixed interest rate from 5.1% to 2.5%.

As a result of significant changes in long-term benchmark interest rates during the three months ended March 31, 2012 and 2011, we recognized unrealized gains of $17.1 million in the three months ended March 31, 2012 and $141.9 million in the same period last year. Please read “Financial Statements: Note 15—Derivative Instruments and Hedging Activities.”

Equity Income. Our equity income was $17.6 million for the three months ended March 31, 2012, compared to $6.4 million for the same period last year. Equity income was primarily comprised of our share of the Angola LNG Project, and from the Exmar and RasGas 3 joint ventures. In addition, the acquisition of a 52% ownership interest in the six Maersk LNG carriers on February 28, 2012, accounted for $2.8 million of the equity income. For the three months ended March 31, 2012, $6.9 million of equity income relates to our share of unrealized gains on interest rate swaps, compared to unrealized gains on interest rate swaps of $4.2 million included in equity income for the same period last year.

Foreign Exchange Loss. The changes in foreign exchange for the three months ended March 31, 2012 compared to the same period last year were primarily attributable to the revaluation of our Euro-denominated term loans, capital leases and restricted cash at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Income Tax Recovery (Expense). Income tax recovery was $3.6 million for the three months ended March 31, 2012, compared to income tax expense of $0.8 million for the same period last year. The increase to income tax recovery was primarily due to the settlement of an uncertain tax position in Spain and a decrease of $1.2 million in income tax expense as there was no deferred tax expense incurred by Norwegian entities during the first quarter of 2012 as we have taken a full valuation allowance against the deferred tax asset relating to Norwegian tax losses. This decrease was partially offset by an increase in deferred income tax recovery relating to a tax loss on the sale of a vessel in the first quarter of 2011.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at March 31, 2012, our total cash and cash equivalents totaled $712.2 million, compared to $692.1 million as at December 31, 2011. As at March 31, 2012, our total liquidity, including cash and undrawn credit facilities, was $1.6 billion, compared to $1.5 billion as at December 31, 2011.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

As at March 31, 2012, we had $414.1 million of scheduled debt repayments coming due within the next 12 months. In addition, as at March 31, 2012, we had $173.1 million of capital lease obligations for five Suezmax tankers coming due within the next 12 months. We are obligated to purchase one of the tankers after the end of its respective lease term which ends during 2012 and we may be obligated to purchase the other four tankers, as the lessor has the option to sell these vessels to us any time after 2012. While this is unlikely to occur in the next twelve months, as we do not expect the lessor to exercise its right to terminate the leases, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lender consents, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash such as cash from operations and other debt and equity financings, will be sufficient to meet our existing liquidity needs for at least the next 12 months. Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We are currently in the process of obtaining debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at March 31, 2012.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

As at March 31, 2012, our revolving credit facilities provided for borrowings of up to $3.0 billion, of which $0.9 billion was undrawn. The amount available under these revolving credit facilities reduces by $301.9 million (remainder of 2012), $370.8 million (2013), $1,152.5 million (2014), $244.4 million (2015), $146.4 million (2016) and $784.0 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 63 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 35 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and certain loan agreements require the maintenance of market value to loan ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2012, this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of 5% to 7.5% of total debt. As at March 31, 2012, this amount was $315.4 million. We were in compliance with all of our loan covenants at March 31, 2012.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk. “

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Three Months ended March 31,
(in thousands of U.S. Dollars)	2012	2011
Net operating cash flows	56,837	(92,674)
Net financing cash flows	(7,771)	20,208
Net investing cash flows	(28,905)	(139,957)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in tanker utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of an increase in tanker supply and the reduction in global oil demand that was caused by a slow-down in global economic activity that began in late 2008.

Net cash flow from operating activities increased to $56.8 million for the three months ended March 31, 2012, from a net cash outflow of $92.7 for the three months ended March 31, 2011. This increase was primarily due to a $49.3 million net increase in operating earnings before depreciation, amortization, gains/losses from asset disposals and write-downs of our four reportable segments. In addition, there was a $10.7 million decrease in the change in operating assets and liabilities in the three months ended March 31, 2012 compared to the same period in 2011, and a $97.6 million decrease in interest expense (including interest income and realized losses on interest rate swaps) in the three months ended March 31, 2012 compared to the same period in 2011. Of the $97.6 million decrease in interest expense, $92.7 million was paid in the three months ended March 31, 2011 to the counterparties of five interest rate swap agreements with notional amounts totaling $665.1 million in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%. There was a decrease of $4.1 million on expenditures for dry docking for the three months ended March 31, 2012 compared to the prior year, which also contributed to the increase in cash flows from operating activities.

For further discussion of our four reportable segments, please read “Results of Operations.”

Financing Cash Flows

We have three publicly-traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies), in which we have less than 100% ownership interests. It is our intention that the Daughter Companies hold most of our liquefied gas transportation assets (Teekay LNG), our offshore assets, including shuttle tankers, FPSO units and FSO units, (Teekay Offshore), and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. The Daughter Companies distribute operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay Corporation, with a combination of debt and new equity from public or private investors or the assumption of debt related to acquired vessels. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $65.9 million in the three months ended March 31, 2012, compared to $107.2 million in the same period last year. As the size of the Daughter Companies have grown through acquisitions, whether from Teekay Corporation or otherwise, the amount of the operating cash flows generally have increased, which has resulted in larger aggregate distributions. Consequently, distributions from the Daughter Companies to non-controlling interests have increased to $57.4 million in the three months ended March 31, 2012, from $48.1 million in the same period last year.

We use our revolving credit facilities to finance capital expenditures. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, increased to $186.0 million in the three months ended March 31, 2012, from $60.3 million in the same period last year. The net proceeds from the issuance of long-term debt increased as a result of capital expenditures incurred on our newbuilding projects and our acquisition of FPSO units from Sevan and the acquisition of our 52% interest in the six Maersk LNG Carriers through the Teekay LNG – Marubeni Joint Venture.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $47.6 million in the three months ended March 31, 2011, compared to $68.7 million in the same period last year.

In October 2010, Teekay announced a $200 million share repurchase program. We repurchased $nil and $19.9 million of common stock during the three months ended March 31, 2012 and 2011, respectively. As at March 31, 2012, the total remaining amount under the share repurchase authorization was $37.7 million.

Dividends paid during the three months ended March 31, 2012 were $21.4 million, compared to $23.2 million for the three months ended March 31, 2011, or $1.265 per share. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995.

In January 2012, Teekay Offshore issued in the Norwegian bond market NOK 600 million in senior unsecured bonds that mature in January 2017. The aggregate principal amount of the bonds was equivalent to approximately $105 million at March 31, 2012. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. In connection with the bond issuance, Teekay Offshore entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.49%. The proceeds of the bonds were used for general corporate purposes.

In February 2012, Teekay Tankers completed a follow-on public offering of 17.3 million shares of Class A common stock at $4.00 per share. Please read “Item 1—Financial Statements: Note 6 – Financing Transactions.”

In May 2012, Teekay LNG issued in the Norwegian bond market NOK 700 million in senior unsecured bonds that mature in May 2017. The interest payments on the bonds are based on the 3-month NIBOR plus a margin of 5.25%. The aggregate principal amount of the bonds is equivalent to approximately U.S. $125 million and all interest and principal payments will be swapped into U.S. dollars at a fixed interest rate of 6.875%. The proceeds of the bonds are expected to be used for general corporate purposes. Please read “Item 1—Financial Statements: Note 20 – Subsequent Events.”

Investing Cash Flows

During 2012, we incurred capital expenditures for vessels and equipment for the three months ended March 31, 2012 of $46.7 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and the installment payments and conversion costs of our FPSO units under construction/conversion. We received net proceeds of $192.0 million from the sale of the Tiro and Sidon FPSO project to the 50% joint venture with Odebrecht. In addition, we invested $155.2 million in our equity accounted investees, mainly related to the Teekay LNG-Marubeni Joint Venture (including working capital contribution and acquisition costs).

During 2011, we incurred capital expenditures for vessels and equipment of $76.1 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and the conversion costs of an FPSO unit. In addition, we invested $70.0 million in a term loan that bears interest at an interest rate of 9% per annum and has a fixed term of three years, repayable in full on maturity and which is collateralized by a first priority mortgage on a 2011-built VLCC. We also received net proceeds of $5.1 million in March 2011 from the sale of a 1988-built FSO unit.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at March 31, 2012:

In millions of U.S. Dollars	Total	Remainder of 2012	2013 and 2014	2015 and 2016	Beyond 2016
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	5,250.7	326.8	1,931.7	598.7	2,393.5
Chartered-in vessels (operating leases)	220.2	95.5	90.2	25.1	9.4
Commitments under capital leases (2)	195.2	53.1	108.1	7.1	26.9
Commitments under capital leases (3)	995.1	18.0	48.0	48.0	881.1
Commitments under operating leases (4)	425.1	18.7	50.0	50.0	306.4
Newbuilding installments (5) (6)	1,150.6	412.6	738.0	—	—
Purchase obligation (7)	154.4	154.4	—	—	—
Asset retirement obligation	22.2				22.2

Total U.S. Dollar-denominated obligations	8,413.5	1,079.1	2,966.0	728.9	3,639.5

Euro-Denominated Obligations: (8)
Long-term debt (9)	355.8	10.5	30.9	35.6	278.8

Total Euro-denominated obligations	355.8	10.5	30.9	35.6	278.8

Total	8,769.3	1,089.6	2,996.9	764.5	3,918.3

(1)	Excludes expected interest payments of $121.0 million (remainder of 2012), $227.1 million (2013 and 2014), $137.5 million (2015 and 2016) and $158.1 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2012, plus margins on debt that has been drawn that ranges up to 3.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps we have used as an economic hedge on certain of our floating-rate debt. In November 2011, we agreed to acquire the Voyageur FPSO unit upon completion of its upgrade. The Voyageur has been determined to be a VIE and we have been determined to be the primary beneficiary. As a result, we have consolidated the Voyaguer, including its existing U.S. Dollar-denominated term loan outstanding, which totalled $220.5 million as at March 31, 2012.
(2)	Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. The lessor has the option to sell these vessels to us at any time during the remaining lease term after 2012; however, in this table we have assumed the lessor will not exercise its right to sell the vessels to us until after the lease terms expire, which is during the years 2012 to 2017. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations.
(3)	Existing restricted cash deposits of $476.1 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor. We expect to receive approximately $383.0 million for these leases from 2012 to 2029.
(5)	Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs for four shuttle tankers and one FPSO unit as of March 31, 2012). Please read “Financial Statements: Note 10 (a) – Commitments and Contingencies – Vessels Under Construction.”
(6)	We have a 50% interest in a joint venture that has entered into an agreement for the conversion of one FPSO unit and a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at March 31, 2012, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totalled $202.8 million of which our share is $101.4 million. Please read “Financial Statements: Note 10 (b) – Commitments and Contingencies – Joint Ventures.”
(7)	Represents remaining cost to acquire and upgrade the Voyageur FPSO unit (net of assumed debt of $230 million) as of March 31, 2012. Please read “Financial Statements: Note 10 (c) – Commitments and Contingencies – Purchase Obligation.”
(8)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2012.
(9)	Excludes expected interest payments of $5.1 million (remainder of 2012), $12.9 million (2013 and 2014), $11.6 million (2015 and 2016) and $11.9 million (beyond 2016). Expected interest payments are based on EURIBOR at March 31, 2012, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. We also maintain restricted cash deposits relating to certain of our term loans, which cash totaled 11.0 million Euros ($14.7 million) as at March 31, 2012.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011. There were no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F, except for the decrease in the estimated useful life of six older shuttle tankers. Please read “Item 1 – Financial Statements: Note 19 – Change in Accounting Estimate.”

Goodwill

At March 31, 2012, the shuttle tanker segment had goodwill attributable to it. Based on conditions that existed at March 31, 2012, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2012 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition or results of operations and future revenue and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	offshore, LNG and LPG market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;

•	our acquisition of the Voyageur floating, production, storage and offloading (or FPSO) unit and the estimated remaining time and cost to complete its upgrade;

•

the impact on the operating income of the Petrojarl Banff FPSO unit resulting from the storm damage to the unit which occurred in December 2011, and related expected recoveries from insurers and the charterer;

•

the timing, certainty and financial impact on Teekay and Teekay Tankers as a result of the proposed acquisition by Teekay Tankers from Teekay of 13 conventional tankers, including effects on debt balances, liquidity and spot tanker market exposure;

•	potential newbuilding order cancellations;

•	the expected timing and costs of upgrades to any vessels;

•	the future valuation of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	declining market vessel values and the effect on our liquidity;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	our estimated restructuring charges and the amount and timing of expected cost savings associated with reorganization of our marine operations;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	our expectations regarding the cost and outcome of litigation involving Navion Offshore Loading AS;

•	taxation of our company and of distributions to our stockholders;

•	the expected lifespans of our vessels;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our hedging activities relating to foreign currency exchange and interest rate risks;

•	the condition of financial and economic markets, including interest rate volatility and the availability and cost of capital;

•	the growth of global oil demand;

•	our exemption from tax on our U.S. source international transportation income;

•	our expectation regarding uncertain tax positions;

•	the expected return on our investment in first-priority ship mortgage loans;

•	our ability to competitively pursue new FPSO projects;

•	our competitive positions in our markets;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG and LPG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; failure to satisfy closing conditions for the sale of 13 conventional tankers to Teekay Tankers; cost and timing of the Voyageur FPSO unit conversion; failure of Teekay Offshore's Board of Directors to approve the purchase of FPSO units offered by us; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to fund our existing newbuilding commitments or to purchase additional vessels; our exposure to foreign currency exchange, interest rate and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2011. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2012

PART I – FINANCIAL INFORMATION

ITEM 3—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at March 31, 2012, we had the following foreign currency forward contracts:

	Expected Maturity Date
	2012	2013	Total
	Contract amount(1)	Contract amount(1)	Contract amount(1)	Fair value(1)
Norwegian Kroner:	$99.6	$33.9	$133.5	$5.8
Average contractual exchange rate(2)	6.05	5.89	5.73
Euro:	$33.8	$13.0	$46.8	$(0.4)
Average contractual exchange rate(2)	0.75	0.76	0.75
Canadian Dollar:	$19.6	$9.2	$28.8	$(0.2)
Average contractual exchange rate(2)	1.00	1.02	1.00
British Pound:	$37.0	$17.6	$54.6	$1.0
Average contractual exchange rate(2)	0.64	0.64	0.63

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.
(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at March 31, 2012, we had Euro-denominated term loans of 266.7 million Euros ($355.8 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest. As at March 31, 2012, we were committed to two cross currency swaps with the notional amounts of NOK 600 million and $98.5 million, and NOK 600 million and $101.4 million, respectively, which exchange receipts of floating interest based on NIBOR plus a margin of 4.75%, and NIBOR plus a margin of 5.75%, respectively, with payments of floating interest based on LIBOR plus a margin of 5.04%, and a fixed rate of 7.49%, respectively. The Company also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. In addition, the cross currency swaps lock in the bond principal balances upon maturity from NOK 600 million to $98.5 million and $101.4 million, respectively.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2012, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

		Expected Maturity Date
	Balance of 2012	2013	2014	2015	2016	Thereafter	Total	Fair Value Asset / (Liability)	Rate(1)
Long-Term Debt:
Variable Rate ($U.S.) (2)	293.5	873.7	969.3	300.3	209.8	1,782.4	4,429.0	(3,859.4)	1.8%
Variable Rate (Euro) (3) (4)	10.5	14.9	16.0	17.2	18.4	278.8	355.8	(337.4)	1.4%

Fixed-Rate Debt ($U.S.)	33.3	44.3	44.3	44.3	44.3	611.2	821.7	(1,054.7)	5.6%
Average Interest Rate	5.2%	5.2%	5.2%	5.2%	5.2%	7.6%	5.6%

Capital Lease Obligations (5)
Fixed-Rate ($U.S.) (6)	44.7	68.2	29.6	2.3	2.3	26.0	173.1	(188.7)	5.4%
Average Interest Rate (7)	6.6%	9.1%	7.8%	4.4%	4.4%	4.4%	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (5) (8)	367.5	372.0	193.8	314.5	735.6	1,525.8	3,509.2	(507.0)	3.9%
Average Fixed Pay Rate (2)	2.3%	2.2%	4.0%	4.1%	4.8%	5.2%	3.9%
Contract Amount (Euro) (4)	10.5	14.9	16.0	17.2	18.5	278.7	355.8	(30.7)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which as of March 31, 2012, ranged from 0.45% to 3.25%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2012.
(5)	Under the terms of the capital leases for three LNG carriers (or the RasGas II LNG Carriers), (see "Item 18 – Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash" of our Annual Report on Form 20-F for the year ended December 31, 2011), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2012 totaled $476.1 million, and the lease obligations, which as at March 31, 2012 totaled $471.6 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2012, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $420.7 million and $469.9 million, ($106.1) million and $133.2 million, and 4.9% and 4.8%, respectively.
(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.
(8)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Commodity Price Risk

From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at March 31, 2012 and 2011, we had no bunker fuel swap contract commitments.

Spot Tanker Market Rate Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time we have entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce our exposure to spot tanker market rates. As at March 31, 2012, we had no FFAs commitments.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2012

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information–Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: June 12, 2012	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)